SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September 2005

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Royal Dutch Shell plc

Shell Provides Update on Operational Impact of Hurricane Katrina

Upstream Operations:

Production is now flowing and ramping up from all Shell-operated assets in the Western Gulf of Mexico (GoM) that were shut in because of Hurricane Katrina. Production has resumed at Auger, Brutus, Bullwinkle, Cougar, Enchilada, North Padre Island and West Cameron 565. In the Eastern GoM, our Fairway asset and Yellowhammer Gas Processing Plant near Mobile Bay are operating normally.

Shell's net GoM production from Shell-operated and outside-operated fields for the first half of 2005 averaged around 450,000 barrels of oil equivelent per day (kboe/d). Currently, Shell's net GoM production has returned to approximately 160 kboe/d. Significant efforts continue as we make a comprehensive assessment of our hurricane-impacted assets (Mars, Ursa, Cognac, and West Delta 143) as well as of pipelines and other related onshore processing/handling facilities that transport and receive our production.

Pending full assessment and evaluation of infrastructure and assets, it is expected that about 60% of total production will be restored to pre-hurricane levels within Q4, 2005. The situation with respect to the remaining production, mainly from the Mars and Ursa area, Mensa, and Cognac, is still being assessed, but production from these facilities may not be feasible during the fourth quarter, depending on options available for recovery.

Downstream Operations:

Refineries

Shell and Motiva operate 7 refineries in the US with overall crude throughput of approximately 1 million barrels per day (bbl/d). Two Motiva refineries, Motiva Convent and Motiva Norco, representing about 27% of Shell’s US refining capacity (net) were impacted by Hurricane Katrina. These refineries normally supply retail and other customers mainly in the PADD III Gulf Coast area.

The Motiva Convent refinery has completed repairs and initiated its restart sequence. It is expected that the refinery will be brought back towards full production over several days. Full production rates are expected to be achieved by the end of next week.  The Motiva Convent refinery has a capacity of 235 thousand bbl/d of crude throughput (Shell share 50% = 117.5 thousand bbl/d).

Repair work continues at the Motiva Norco refinery and restart of operations could begin the middle of next week. The Motiva Norco plant has a capacity of 220 thousand bbl/d of crude throughput (110 thousand bbl/d = Shell share 50%).

Other Gulf Coast Shell refineries in Deer Park (334 thousand bbl/d = Shell share 50%) and Port Arthur (275 thousand bbl/d = Shell share 50%) are not affected.

Chemicals
Shell Chemical LP is continuing to make progress in restoring operations. The Geismar, Louisiana chemicals plant is operating at 60 % of its capacity, limited by offsite logistics issues. Geismar (Shell share 100%) produces first line derivative products. Full capacity is expected as logistics become available.

The Mobile facility in Alabama is in its final start-up phase. Mobile (Shell share 100%) produces base chemical feedstocks and fuels.

Norco (Shell share 100%) produces base chemicals and other products. More definitive information on start-up dates will be available in the coming days as start-up plans are developed jointly with the refinery.

Terminals and Retail
Terminal operations are nearly up and running across the affected area. Movement of product into our retail stations continues to be a significant challenge.

Work is in progress assessing the full impact of the storm on our network, and great efforts are being made to keep product flowing. Motiva has taken specific actions to help control prices in the affected areas and is also taking strict measures against price gouging by any of our branded locations

The Hague, September 9, 2005

Media
UK/USA/International:
Stuart Bruseth	+44 20 7934 6238
Andy Corrigan	+44 20 7934 5963
Simon Buerk	+44 20 7934 3453
Bianca Ruakere	+44 20 7934 4323
Lisa Givert	+44 20 7934 2914
Susan Shannon	+44 20 7934 3277
Bernadette Cunnane	+44 20 7934 2713
Netherlands:
Henk Bonder	+31 70 377 8750
Institutional Investors
UK:
Gerard Paulides	+44 20 7934 6287
Europe:
Bart van der Steenstraten	+31 70 377 3996
USA:
Harold Hatchett	+1 212 218 3112

This press release contains forward-looking statements that are subject to risk factors associated with the oil and gas business. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the successful negotiation and consummation of transactions, the risk of doing business in certain countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F/A (amendment no. 1) for the year ended December 31, 2004 for a description of certain important factors, risks and uncertainties that may affect the Companies' businesses. Neither of the Companies undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission (‘SEC’) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use the term “recoverable resource”in this release that the SEC’s guidelines strictly prohibit us from including in filings with the SEC.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes
Name: M.C.M. Brandjes

 Title: Company Secretary

Date: 9 September 2005